Clarification on Intellectual Property Matters

Guelph, ON - March 9, 2022, Zentek Ltd. ("ZEN" or the "Company") (TSX-V:ZEN and OTC:ZENYF), wants to clarify that the technology utilized in its ZenGUARD™ antimicrobial coating was developed exclusively by ZEN at its facility in Guelph, Ontario during the summer of 2020. Zentek's ZenGUARD™ technology does not use any of the technology related to the claim made in the patent applications of Graphene Composites Ltd. ("GC").

As disclosed March 8, 2022, ZEN received a statement of claim from GC on January 29, 2021, for breach of confidentiality. The Company maintains that this claim is frivolous based on the fact the information shared by GC was already in the public domain. This position is supported by the public examiner's response to Graphene Composites patent application #3,097,636 on April 27, 2021, where the examiner rejected 107 out of 108 claims made by Graphene Composites.

ZEN's patent application will be published on March 21, 2022.

Greg Fenton, Zentek CEO commented:" Zentek will take every action necessary to protect the reputation of the Company and maximize shareholder value."

About Zentek Ltd.

Zentek is an IP development and commercialization company focused on next-gen healthcare solutions in the areas of prevention, detection and treatment. Zentek is commercializing ZenGUARD™, a patent-pending coating with 99% antimicrobial activity, including against COVID-19, and the potential to use similar compounds as pharmaceutical products against infectious diseases. The Company also has an exclusive agreement to be the global exclusive commercializing partner for a newly developed, highly scalable, aptamer-based rapid pathogen detection technology.

For further information:

Matt Blazei
Tel: (212) 655-0924
Email: mattb@coreir.com

To find out more about Zentek Ltd., please visit our website at www.Zentek.com. A copy of this news release and all material documents in respect of the Company may be obtained on ZEN's SEDAR profile at http://www.sedar.com/.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.